Exhibit 99.2

AIXTRON Announces Second Quarter and Six-Month

2005 Financial Results

Aachen, Germany – August 4, 2005 – AIXTRON AG (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG) today announced its financial results for the second quarter and six months of 2005, ended June 30, 2005.

Aided by additional revenues from AIXTRON’s recently-acquired subsidiary Genus, Inc., AIXTRON’s revenues doubled quarter on quarter to Euro 44.4 million in the second quarter of 2005, and rose by 33 percent compared with the second quarter of 2004. In the first six months of 2005, AIXTRON’s revenues rose by 11 percent as compared to the prior year comparable period, to Euro 66.6 million.

AIXTRON’s gross margin on sales declined to 26 percent in the second quarter of 2005, compared with 38 percent in the previous quarter and 37 percent in the comparable prior-year period. On a six-month basis, AIXTRON recorded a gross margin on sales of 30 percent in the first half of 2005, as compared to 36 percent in the first half of 2004. AIXTRON’s gross margin was negatively affected by lower manufacturing capacity utilization in AIXTRON’s core compound semiconductor business as well as changes to the Company’s product and regional revenue mix.

AIXTRON incurred a net loss after tax of Euro 2.0 million in the second quarter of 2005, representing a net loss per share of Euro 0.02. The comparable figures for the first quarter of 2005 and the second quarter of 2004 were a net loss of Euro 0.9 million (Euro 0.01 per share) and a net income of Euro 0.7 million (Euro 0.01 per share). The Company incurred a net loss after tax of Euro 2.9 million in the first half year of 2005, representing a net loss per share of Euro 0.03. This compares to a net income of Euro 1.2 million in the first six months of 2004, representing a net income of Euro 0.02 per share.

As of June 30, 2005, cash and cash equivalents amounted to Euro 41.5 million, as compared to Euro 45.5 million as of December 31, 2004. The decrease in cash and cash equivalents largely resulted from net cash used in investing activities, including purchases of fixed asset totaling Euro 6.5 million and purchases of intangible assets totaling Euro 3.1 million as well as capitalized acquisition payments totaling Euro 4.3 million, less cash acquired from Genus, Inc. amounting to Euro 9.0 million.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

The total value of equipment orders received in the six months ended June 30, 2005 totaled Euro 51.1 million, of which Euro 28.4 million were related to the second quarter of 2005. This compares to equipment orders worth Euro 67.0 million received in the six months ended June 30, 2004, of which Euro 36.9 million were related to the second quarter of 2004. The reduced order intake was largely driven by generally low capital equipment spending amongst LED manufacturers in that period, after significant capacity build-ups in the second half of 2004.

The equipment order backlog as of June 30, 2005 totaled Euro 52.5 million (including Euro 10.3 million in deferred revenues for shipped equipment awaiting final customer acceptance), as compared to Euro 52.5 million (including Euro 15.9 million in deferred revenues) as of December 31, 2004, and Euro 73.6 million as of June 30, 2004.

AIXTRON believes that the business climate may remain difficult for the remainder of 2005, with a possible pick-up in business activity in the second half of 2005. Assuming a pick-up in order intake in the course of the second half of 2005, the Company revises its forecast for total revenues in 2005 down from a range of approximately Euro 160 million to Euro 170 million previously to a range of approximately Euro 150 million to Euro 160 million now, with a net loss for 2005 still in the range of approximately Euro 10 million and Euro 15 million.

Whilst the Company continues to believe that its pre-acquisition core business will break even on the predicted sales revenues in 2005, a combination of the predicted effect of an anticipated decline in the Euro / $ exchange rate as well as the post-acquisition adjustments at Genus, Inc. related to the amortization of intangible assets and development cost expensing lead to the net loss guidance.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” "expect," "anticipate," “contemplate,” "intend," "plan," "believe," “continue” and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG